July 30, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	PTL Limited (CIK No. 0002016337)

Draft Registration Statement on Form F-1 Submitted June 4, 2024

Response to the Staff’s Comments Dated June 17, 2024

Dear Ms. Chaudhry, Mr. Gorsky, Ms. Hayes, Mr. Jones:

As counsel for PTL Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated June 17, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 submitted on June 4, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, a Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Amendment No. 2 to Draft Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 61

1.	Refer to your revised disclosure in response to prior comment 2. You twice mention therein “when the sales volume reaches a certain level.” Please disclose what that sales volume level is and why that level is determinative.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on page 61, to disclose what the specific sales volume level is, and to explain why such level is determinative.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036